Exhibit 8.2

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL	804 • 788 • 8200
FAX	804 • 788 • 8218

FILE NO: 68139.1004

September 30, 2010

Ellington Financial LLC

53 Forest Avenue

Old Greenwich, Connecticut 06870

Ellington Financial LLC

Certain Federal Income Tax Consequences

Ladies and Gentlemen:

We have acted as special tax counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), in connection with the preparation of a Registration Statement on Form S-11 (the “Registration Statement”), including a prospectus and all documents incorporated by reference therein (the “Prospectus”), filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2009, as amended on September 3, 2009, October 7, 2009, November 3, 2009, November 20, 2009, November 30, 2009, December 9, 2009, March 17, 2010, May 26, 2010, August 23, 2010 and September 30, 2010 with respect to the offer and sale of up to 5,175,000 common shares representing limited liability company interests in the Company. You have asked for our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:

1.	the Company’s Second Amended and Restated Operating Agreement, dated as of July 1, 2009;

2.	the Registration Statement, including the Prospectus;

3.	the Officer’s Certificate (as defined below); and

4.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

Ellington Financial LLC

September 30, 2010

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above has genuine signatures, has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.	during its taxable year ending December 31, 2010, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3.	the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the opinions expressed below; and

4.	no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate. No facts have come to our attention that would cause us to question the accuracy of the factual representations in the Officer’s Certificate in a material way. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained to the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate, and the factual matters discussed in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a) the Company has been and will be treated, for U.S. federal income tax purposes, as a partnership, and not as an association or a publicly traded partnership (within the meaning of Section 7704 of the Code) taxable as a corporation;

(b) the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Summary—Operating and Regulatory Structure—Tax Requirements,” “Risk Factors—Federal Income Tax Risks,”

Ellington Financial LLC

September 30, 2010

“Business—Operating and Regulatory Structure—Tax Requirements,” and “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will allow it to be taxed as partnership, and not as an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificate.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations of any of the foregoing, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to partnership classification. No assurance can be given that the law will not change in a way that could cause the Company to be taxable as a corporation for U.S. federal income tax purposes.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is issued to you, and it speaks only as of the date hereof. Except as described in the paragraph below, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,

/s/ Hunton & Williams LLP

01655/10510